

January 25, 2013

<u>Via Email</u>
Marichelle Stoppenhagen
President
MySkin, Inc.
410 32nd Street, Suite 203
Newport Beach, CA 92663

> **Re: MySkin, Inc.**
> **Amendment No. 4 to Form 10**
> **Filed December 12, 2012**
> **File No. 000-54582**
> **Supplemental Response Letter**
> **Dated January 15, 2013**

Dear Ms. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10, filed on December 12, 2012

General

1.   Based upon conversations with the staff it appears that the company is not operating in accordance with certain provisions of the Facilities and Management Services Agreement filed as exhibit 10.1. Please revise the disclosure to clearly disclose the actual business and operations of the company and the actual implementation of the agreement. In addition, based upon the actual operations of the company and the actual implementation of the Facilities Management Services Agreement, please explain why you believe this does not constitute the practice of medicine.

Item 13. Financial Statements and Supplementary Data, page 30

December 31, 2011 and 2010 Financial Statements, page 30

Notes to Financial Statements, page 36

Note 1. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 37

2. We note your response to comment three of our letter dated January 14, 2013. Please further explain to us why the facility and management services agreement requires two separate accounts (e.g. Management Account and Practice Account). Also tell us whether the Company currently maintains and designates a separate practice account and management account, and whether such accounts are used in the manner as set forth in the facility and management services agreement. To the extent that you do not currently maintain, designate and use these separate accounts, please explain to us why and tell us how this complies with the underlying agreement.

3. Please supplementally provide us with copies of the patient consent forms for services performed by MTA. To the extent that MTA's consent forms differ based on the type of service performed, please provide us with a copy of all forms used by MTA.

4. We note the amounts presented as product revenue collected by MTA in the tables provided in response to comment two of our letter dated January 14, 2013. Please advise us of the following:

    a. Explain to us the different types of items (e.g. medical product sales, non-medical product sales, medical supplies provided by or on behalf of the Doctor, etc.) that comprise the total product revenue recorded for each period presented.

    b. Separately quantify for us the total amount recorded in total product revenue for each different item, as applicable.

5. Based on your response to comment two of our letter dated January 14, 2013, it appears to us that your management fee is calculated as 40% of the gross profit presented in the tables provided. Please explain to us how this calculation of the management fee is in compliance with Exhibit A to your facilities and management services agreement. In this regard, it appears to us that Myskin's management fee should only be comprised of the reimbursement of management expenses received from MTA and 40% of MTA's gross collected revenues, which per Exhibit A only consist of sums collected from professional services performed and medical supplies provided by or on behalf of doctor in the practice. Please explain why it appears your current presentation is not consistent with this requirement as the management fee is calculated as 40% of gross profit; where gross

profit equals the sum of service revenue and product revenue less cost of goods sold related to product sales and materials used in services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director